UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31410

Primo Water Corporation

(Exact name of registrant as specified in its charter)

1150 Assembly Drive, Suite 800
Tampa, Florida 33607
(813) 544-8515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares without nominal or par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* On November 8, 2024, Primo Water Corporation (the “Company”) consummated the transactions contemplated by that certain Arrangement Agreement and Plan of Merger, dated as of June 16, 2024, as amended by that certain Amendment No. 1 thereto, dated as of October 1, 2024 (as amended, the “Arrangement Agreement”), by and among the Company, Triton Water Parent, Inc., formerly a Delaware corporation (“BlueTriton”), Primo Brands Corporation (formerly known as Triton US HoldCo, Inc.), a Delaware corporation and formerly a wholly-owned subsidiary of BlueTriton (“Primo Brands”), Triton Merger Sub 1, Inc., formerly a wholly-owned subsidiary of Primo Brands (“Merger Sub”), and 1000922661 Ontario Inc., formerly a wholly-owned subsidiary of Primo Brands (“Amalgamation Sub”). As contemplated by the Arrangement Agreement: (i) Amalgamation Sub acquired all of the issued and outstanding common shares, no par value (the “Company Shares”), of the Company that were outstanding immediately prior to the effective time of the Arrangement (as defined below) (the “Effective Time”) (other than any Company shares held by Amalgamation Sub or any of its affiliates) in exchange for shares of Class A common stock, par value $0.01 per share (the “Class A common stock”), of Primo Brands on a 1:1 basis, resulting in former owners of Company shares and former holders of Company Equity Awards (as defined herein) holding shares of Class A common stock representing approximately 43% of the Fully Diluted Shares (as defined herein), followed immediately by an amalgamation of the Company and Amalgamation Sub, with the resulting amalgamated entity, named “Primo Water Corporation,” becoming a wholly-owned subsidiary of Primo Brands (the “Arrangement”); (ii) immediately following completion of the Arrangement, Merger Sub merged with and into BlueTriton (the “Merger”), with BlueTriton surviving the Merger as a wholly-owned subsidiary of Primo Brands; (iii) immediately following the Merger, and as part of one integrated transaction with the Merger, BlueTriton, as the surviving corporation in the Merger, merged with and into Primo Brands (the “Subsequent Merger” and, together with the Merger, the “Mergers” and, collectively with the Arrangement, the “Transaction”), with Primo Brands being the surviving corporation in the Subsequent Merger; (iv) in connection with the Subsequent Merger, each share of common stock of BlueTriton issued and outstanding immediately prior to the Merger (other than shares cancelled in accordance with the Arrangement Agreement) were converted into shares of Class A common stock or shares of Class B common stock, par value $0.01 per share (the “Class B common stock”), of Primo Brands such that the sole shareholder of BlueTriton holds shares of Class A common stock and Class B common stock (collectively, the “Shares”) representing approximately 57% of the Fully Diluted Shares; and (v) as a result of the Transaction, the Company and Triton Water Intermediate, Inc., previously a wholly-owned subsidiary of BlueTriton, became wholly-owned subsidiaries of Primo Brands.

Pursuant to the requirements of the Securities Exchange Act of 1934 Primo Water Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Primo Water Corporation

Date: December 3, 2024	By:	/s/ Marni Morgan Poe
Marni Morgan Poe
Chief Legal Officer and Secretary